SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                      RYANAIR ANNOUNCES RECORD Q3 RESULTS

                          NET PROFIT RISES 30% TO EUR48M

                 FULL YEAR GUIDANCE RAISED FROM EUR350M TO EUR390M

Ryanair, Europe's biggest low fares airline, today (Monday, 5th February 2007) announced record Q3 results. Net profit rose 30% to EUR48m., traffic grew 19% to 10.3m., yields were up 7% as total revenues increased 33% to EUR493m. Unit costs rose by 14% as fuel costs increased 52% to EUR175m. Despite much higher oil costs, Ryanair maintained a net margin of 10% in Q3, which is significantly ahead of expectations.

Summary Table of Results (IFRS) - in Euro


Third Quarter Ended         Dec 31, 2005      Dec 31, 2006    % Increase
Passengers                       8.6m             10.3m             19%
Revenue                     EUR370.7m         EUR492.8m             33%
Profit after Tax            EUR 36.8m         EUR 47.7m             30%
Basic EPS (Euro Cents)          4.79               6.18             29%

Announcing these results, Ryanair's CEO, Michael O'Leary, said:

"This exceptional 30% increase in Q3 profits during a period of higher oil prices, intense competition, and 21% seat capacity growth demonstrates, yet again, the robustness of Ryanair's lowest fare model.

"Scheduled revenues rose by 28%, thanks to a 19% growth in traffic and a better than forecasted 7% rise in average yields. The 7% rise in yields largely reflects the impact of competitors excessive and unjustified fuel surcharges as well as revenues from checked baggage charges which were introduced in March '06 and lack of a prior year comparative in this quarter's numbers. We anticipate that the baggage charges will encourage passengers to travel with fewer checked bags thereby reducing the revenues from this source, and more importantly, reducing baggage handling costs.

"Ancillary revenues grew by 61%, significantly faster than traffic growth, thanks to a higher passenger spend, increased service penetration and receipt of a one off settlement arising from an early contract termination by our hotel partner. We expect to announce the selection of a replacement hotel service provider before the end of March.

"Unit costs rose by 14% largely due to a 52% increase in fuel - which now accounts for 40% of our total cost base. We are 90% hedged to 31st March '07 at $73 per barrel. Our low cost base allows us to absorb these higher oil prices - without imposing fuel surcharges - while still reporting record profits. We took advantage of the recent oil price weakness to extend our hedging position for fiscal 2008. We are now just over 50% hedged through H1'08, and 90% hedged through H2 08 at 10% less than we are paying this year. Hedging at these rates has enabled us to lock in significant fuel savings of approx EUR60m for the coming fiscal year.

"Our new bases at Marseilles and Madrid are performing well. Advance bookings for the Bremen base which starts in April are strong. We will increase our Dublin base from 15 to 20 aircraft this Summer and the 22 new routes are already booking strongly. We expect to announce a 19th base - which will be in Continental Europe - before the end of February.


"Ryanair's customer service continues to deliver real benefits for passengers. While our competitors maintain high and unjustified fuel surcharges, Ryanair guarantees no fuel surcharges. Our on time performance is the best of any major European airline. Our baggage charges are beginning to have the desired effect with fewer passengers travelling with check in baggage. A growing number of passengers are using our on line check in/ priority boarding facility, arriving later at airports, bypassing check in queues and proceeding directly to the boarding gate, where they are priority boarded and have their choice of seats. We expect that the quantum of passengers opting for this service will continue to grow, and we are looking to extend this service to passengers travelling with checked in luggage to broaden its appeal.

"The recent hysteria in the UK about the impact of aviation on climate change has been misguided and misplaced. Aviation accounts for less than 1.6% of greenhouse gas emissions and, we expect, in time that the media and Governments will focus on the causes of 98% of greenhouse gas emissions and not the aviation industry. By investing in a fleet of brand new aircraft, valued at $10bn, over the past eight years, we have reduced our noise and CO2 emissions by almost 50% on a per passenger kilometre basis. The recent decision by the UK's Chancellor of the Exchequer, Gordon Brown, to double the rate of departure tax in the UK from GBP5 to GBP10 per ticket is bad news for British tourism and visitors. This is just another tax on tourists. The fact that it represents a 35% rate of tax on Ryanair's average fare of GBP28 shows how regressive, unfair, and penal it is. Ryanair will continue to oppose these taxes on passengers travelling on Europe's greenest, cleanest airline, and we will continue to highlight the fact that aviation, at 1.6% of greenhouse gas emissions, is neither the cause of, nor the solution to, climate change.

"We welcome the OFT's recent decision to refer the BAA airport monopoly to the Competition Commission, and we hope that this review will lead to the break up of this over-spending, inefficient monopoly. Despite the opposition of most Stansted airline users (and the local community), the BAA continues to press ahead with its gold plated second runway and terminal proposals. While they admit that the runway itself will cost just GBP100m., the BAA propose to waste a further GBP2.1bn. (three times the cost of Wembley Stadium) building a second terminal and associated facilities. Ryanair believes that a second runway and second terminal can and should be built at Stansted for approx GBP1bn., less than half of the cost proposed by the BAA. Competition is the only way to deliver these efficiencies, and the sooner BAA's monopoly over the London airports is broken up the better.

"In November, Ryanair increased its stake in Aer Lingus, bringing its holding to 25.2% at a total cost of EUR342m. The EU Commission has decided to refer Ryanair's offer to a Phase 2 review. Ryanair remains confident that its offer - which will see lower fares, reduced fuel surcharges, and improved fleet and passenger service - will be good for Aer Lingus' passengers, and good for competition. At a time when the European Union is encouraging airlines to consolidate, we remain confident that our offer for Aer Lingus will obtain EU Commission approval following this phase 2 review.

"In the current (fourth) quarter, Ryanair continues to roll out substantial capacity expansion. We expect passenger volumes to rise by 25%. Fuel costs will remain high compared to last year. We now have some visibility over Q4 bookings and anticipate that yields will be in line with last year, a better outturn than the small decline we had previously expected. Our earnings in the fourth quarter will also be positively impacted by the weakness of spot oil prices, which significantly reduces the cost of the 10% of our volumes which were not already hedged at $73 per barrel. As a result of this better than expected performance in H2, we now expect that Ryanair's net profit after tax for the fiscal year ended 31st March 2007 (which we previously guided to rise 16% to EUR350m) will in fact rise by approx 29% to EUR390m.

"Ryanair recently received shareholder approval to complete a 2 for 1 stock split, and we plan to implement this split on 26th February 2007. The purpose of this stock split is to improve the marketability and liquidity of Ryanair's shares, and the existing ratio of five ordinary shares to one ADR will be retained".

Ends.           Monday, 5th February 2007

For further information

please contact: Howard Millar            Pauline McAlester

                Ryanair Holdings Plc     Murray Consultants

                Tel: 353 1 812 1212      Tel: 353 1 498 0300

                www.ryanair.com


The directors of Ryanair accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair in respect of the information contained in this announcement relating to Aer Lingus and the Aer Lingus Group, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair to verify this information). To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy. Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe's largest low fares airline with 18 bases and 440 low fare routes across 24 countries. By the end of March 2007 Ryanair will operate a fleet of 134 new Boeing 737-800 aircraft with firm orders for a further 117 new aircraft (net of planned disposals), which will be delivered over the next 5 years. Ryanair currently employs a team of 4,200 people and expects to carry approximately 42 million scheduled passengers in the current fiscal year.



                        Sub-division of Ordinary Shares

At the Extraordinary General Meeting of the Company on 14 December, 2006 Shareholders approved a stock split whereby each Ordinary Share with a current nominal value of 1.27 cent each would be divided into 2 new Ordinary Shares with a nominal value of 0.635 cent each ("New Ordinary Shares"). Ryanair now announces that the Sub-division will be implemented with effect from the start of business on Monday, 26 February, 2007.

Details of the Sub-division

The effect of the proposal is that each shareholder will own two New Ordinary Shares for every one existing Ordinary Share (or ADS as the case may be) held on a record date of 23 February, 2007. Except for this change, the New Ordinary Shares will in all other respects be the same as the existing Ordinary Shares. Subject to market conditions, the aggregate value of each shareholder's holding of shares should remain the same following the Sub-division. The underlying interests of Shareholders in the profits and net assets of the Group will not be affected by the proposed Sub-division and shareholders will have the same rights and be subject to the same restrictions as under their existing holding of Ordinary Shares.

The Sub-division will not result in any new shares being issued by the Company or becoming available in whole or in part to the public.

Certificated Holders

New share certificates reflecting the New Ordinary Shares following the Sub-division will be issued to Ryanair Shareholders on request in exchange for their existing share certificates and as the Company's Registrars receive old share certificates for the purpose of processing share disposals or transfers in the normal course of business. Existing share certificates for Ordinary Shares remain valid, but will represent twice the number of Ordinary Shares stated on the certificate. With regard to the Company's American Depository Shares (''ADS's''), the existing ADS ratio, where one ADS represents five Ordinary Shares will remain. Following the Sub-division the number of ADS's held by an ADR holder will be doubled.


Uncertificated holders

For holdings in uncertificated form, it is expected that the appropriate share accounts in CREST will be credited with entitlements to the New Ordinary Shares on 26 February, 2007.


New ISIN Code

The New Ordinary Shares have been allocated a new ISIN Code. This is IE00B1GKF381. The SEDOL code is B - 1GK - F38 . These new codes will be effective from commencement of dealings on Monday, 26 February, 2007.

Dealing and Trading in New Ordinary Shares

Application will be made in due course to both the Irish Stock Exchange and the UK Listing Authority for the New Ordinary Shares to be admitted to dealing on the Official List of the Irish Stock Exchange and the Official List of the UK Listing Authority and application will also be made to the London Stock Exchange for the New Ordinary Shares to be admitted to trading on the main market for listed securities of the London Stock Exchange.

Dealings in the New Ordinary Shares are expected to commence on Monday, 26 February, 2007. Accordingly, the last day of dealing in the existing Ordinary Shares will be Friday, 23 February, 2007.

Stock Split Timetable

Last day for dealing in existing shares         Friday, February 23rd 2007

Listing Application Hearings                    Friday, February 23rd 2007

Record Date (6.00 p.m.)                         Friday, February 23rd 2007

Dealings in sub-divided shares commence
(8.00a.m.)                                      Monday, February 26th 2007

CREST Accounts Credited                         Monday, February 26th 2007




Ryanair Holdings plc and Subsidiaries

Consolidated Income Statement in accordance with IFRS(unaudited)


                                           Quarter    Quarter       Period       Period
                                             ended      ended        ended        ended
                                           Dec 31,    Dec 31,      Dec 31,      Dec 31,
                                              2006       2005         2006         2005
Operating revenues                         EUR'000    EUR'000      EUR'000      EUR'000
                                           -------    -------      -------      -------

Scheduled revenues                         397,595    311,728    1,489,697    1,128,508

Ancillary revenues                          95,168     58,972      259,489      188,352
                                          --------   --------      -------      -------

Total operating revenues - continuing
operations                                 492,763    370,700    1,749,186    1,316,860
                                          --------   --------      -------      -------

Operating expenses
Staff costs                                 56,856     41,071      170,700      124,717
Depreciation                                36,619     31,300      108,242       92,637
Operating expenses
   Fuel & oil                              174,887    114,890      511,929      351,763
   Maintenance, materials and repairs       10,846      7,663       32,159       24,438
   Marketing & distribution costs            4,246      2,405       15,854       11,134
   Aircraft rentals                         15,457     10,279       40,851       31,016
   Route charges                            47,720     40,771      146,104      124,704
   Airport & handling charges               65,584     54,009      204,682      164,048
   Other                                    23,340     19,133       75,652       61,110
                                          --------   --------      -------      -------

Total
operating
expenses                                   435,555    321,521    1,306,173      985,567
                                           --------  --------      -------      -------

Operating profit before
exceptional items                           57,208     49,179      443,013      331,293

Aircraft insurance claim                         -          -            -        5,939
                                          --------   --------      -------      -------

Operating profit after
exceptional items -
continuing operations                       57,208     49,179      443,013      337,232
                                          --------   --------      -------      -------

Other (expenses)/income

Foreign exchange (losses)/gains                (40)      (658)     ( 1,269)        (195)
Gains on disposal of property,
plant & equipment                                -        911            -          895

Finance income                              14,854      9,456       43,777       27,277
Finance expense                            (20,812)   (18,324)     (62,123)     (55,123)
                                          --------   --------      -------      -------

Total other (expenses)/income               (5,998)    (8,615)     (19,615)     (27,146)
                                           --------  --------      -------      -------


Profit before taxation                      51,210     40,564      423,398      310,086

Tax on profit on ordinary activities        (3,478)    (3,746)     (46,541)     (31,093)
                                          --------   --------      -------      -------

Profit for the period                       47,732     36,818      376,857      278,993
                                           ========  ========      =======      =======

Earnings per ordinary share

   -Basic(euro cent)                          6.18       4.79        48.82        36.43
   -Diluted(euro cent)                        6.12       4.76        48.54        36.23

Adjusted earnings per ordinary share*
   -Basic(euro cent)                          6.18       4.79        48.82        35.75
   -Diluted(euro cent)                        6.12       4.76        48.54        35.55

Number of ordinary shares (in 000's)

   -Basic                                  772,745    768,029      771,859      765,831
   -Diluted                                779,992    773,326      776,369      770,125


* Calculated on profit for the year before exceptional items (net of tax).
                                                                          Page 1



Ryanair Holdings plc and Subsidiaries

Consolidated Balance Sheet in accordance with IFRS (unaudited)



                                                    Dec 31,      Mar 31,
                                                       2006         2006
Non-current assets                                  EUR'000      EUR'000
                                                    -------      -------

Property, plant & equipment                       2,619,955    2,532,988
Intangible assets                                    46,841       46,841
Available for sale financial asset                  364,989            -
Derivative financial instruments                          -          763
                                                    -------      -------
Total non-current assets                          3,031,785    2,580,592
                                                    -------      -------


Current assets
Inventories                                           1,952        3,422
Other assets                                         54,007       29,453
Trade receivables                                    20,768       29,909
Derivative financial instruments                        228       18,872
                                                    -------      -------
Restricted cash                                     204,176      204,040
Financial assets: cash greater than 3months         527,085      328,927
Cash and cash equivalents                         1,287,986    1,439,004
                                                    -------      -------
Total current assets                              2,096,202    2,053,627
                                                    -------      -------
Total assets                                      5,127,987    4,634,219
                                                    =======      =======


Current liabilities
Trade payables                                       64,226       79,283
Accrued expenses and other liabilities              537,536      570,614
Current maturities of long term debt                165,359      153,311
Derivative financial instruments                     81,037       27,417
Current tax                                          43,920       15,247
                                                    -------      -------
Total current liabilities                           892,078      845,872
                                                    -------      -------

Non-current liabilities
Provisions                                           26,491       16,722
Derivative financial instruments                     68,256       81,897
Deferred tax liability                              147,014      127,260
Other creditors                                      82,181       46,066
Long term debt                                    1,532,325    1,524,417
                                                    -------      -------
Total non-current liabilities                     1,856,267    1,796,362
                                                    -------      -------

Shareholders' equity
Issued share capital                                  9,817        9,790
Share premium account                               606,260      596,231
Retained earnings                                 1,844,480    1,467,623
Other reserves                                      (80,915)     (81,659)
                                                    -------      -------
Shareholders' equity                              2,379,642    1,991,985
                                                    -------      -------
Total liabilities and shareholders' equity        5,127,987    4,634,219
                                                    =======      =======

Ryanair Holdings plc and Subsidiaries

Consolidated Cashflow Statement in accordance with IFRS (unaudited)


                                                   Dec-31       Dec-31
                                                     2006         2005
                                                  EUR'000      EUR'000
                                                  -------      -------
Operating activities
----------------------
Profit before taxation                            423,398      310,086

Adjustments to reconcile profits before tax to net cash provided by operating activities

Depreciation                                      108,242       92,637
Decrease/(increase) in inventories                  1,470       (5,570)
Decrease/(increase) in trade receivables            9,141       (5,222)
(Increase) in other current assets                (25,776)       6,770
(Decrease) in trade payables                      (15,057)     (33,596)
(Decrease) in accrued expenses                    (40,618)     (45,283)
Increase in other creditors                        72,571       16,052
Increase in maintenance provisions                  9,769        7,118
Interest receivable                                 1,221       (7,654)
Interest payable                                    7,047        1,227
Retirement costs                                      494          441
Share based payment                                 2,747          879
Income tax                                            236       (2,440)
                                                  -------      -------

Net cash provided by operating activities         554,885      335,445
                                                  -------      -------


Investing activities
----------------------
Capital expenditure (purchase of property,
plant and equipment)                             (195,208)    (315,005)
Purchase of shares classified as
available for sale                               (342,410)           -
Movement in restricted cash                          (136)           -
(Investment)/reduction in financial
assets: cash greater than 3months                (198,158)     114,156
                                                  -------      -------

Net cash provided by investing
activities                                       (735,912)    (200,849)
                                                  -------      -------

Financing activities
----------------------
Net proceeds from shares issued                    10,055       28,920
Increase in long term debt                         19,954      120,134
                                                  -------      -------
Net cash used in financing activities              30,009      149,054
                                                  -------      -------

(Decrease)/increase in cash and cash
equivalents                                      (151,018)     283,650

Cash and cash equivalents at
beginning of period                             1,437,847      871,354

Effects of exchange rates on foreign
currency balances                                   1,157          904
                                                  -------      -------
Cash and cash equivalents at end of period      1,287,986    1,155,908
                                                  =======      =======

Ryanair Holdings plc and Subsidiaries

Consolidated Statement of Recognised Income and Expense in accordance with IFRS (unaudited)


                                                        Dec 31,      Dec 31,
                                                           2006         2005
                                                        EUR'000      EUR'000
                                                         -------      -------
Cash flow hedge reserve
New movements into cash flow hedge reserve               23,934       58,278
Movements from cash flow hedge reserve                  (44,000)     (22,960)
                                                         -------    ---------

Net movements into cash flow hedge reserve              (20,066)      35,318
                                                         -------    ---------
Net change in fair value of available for sale
financial asset                                          18,063            -
                                                         -------    ---------
Income and Expense recognised directly in equity         (2,003)      35,318
                                                         -------    ---------
Profit for the period                                   376,857      278,993
                                                         -------    ---------
                                                         -------    ---------
Total recognised income and expense                     374,854      314,311
                                                        =======    =========


Reconciliation of adjusted earnings per share (unaudited)
                                                        Dec 31,      Dec 31,
                                                           2006         2005
                                                        EUR'000      EUR'000
                                                        -------      -------
Profit for the period under IFRS                        376,857      278,993

Adjustments
-------------
Aircraft insurance claim                                      -       (5,939)
Taxation adjustment for above                                 -          742
                                                        -------    ---------
Adjusted profit under IFRS                              376,857      273,796
                                                        =======    =========

Number of ordinary shares (in 000's)
   - Basic                                              771,859      765,831
   - Diluted                                            776,369      770,125
Adjusted earnings per ordinary share
   - Basic (EUR cent)                                     48.82        35.75
   - Diluted (EUR cent)                                   48.54        35.55


Consolidated changes in shareholders' equity


                                         Share
                          Ordinary     premium    Retained       Other
                            shares     account    earnings    reserves        Total
                           EUR'000     EUR'000     EUR'000     EUR'000      EUR'000
                           -------     -------     -------     -------      -------

Balance at April 1, 2006     9,790     596,231    1,467,623    (81,659)   1,991,985

Issue of ordinary
equity shares                   27      10,029            -          -       10,056
-------------------------  -------     -------      -------     -------    ---------
New movements into
cash flow hedge reserve          -           -            -     23,934       23,934

Movements from cash
flow hedge reserve               -           -            -    (44,000)     (44,000)
-------------------------- -------     -------      -------    -------    ---------
Movement in reserves             -           -            -    (20,066)     (20,066)
-------------------------- -------     -------      -------    -------    ---------
Net change in fair value of
available for sale financial
asset                            -           -            -     18,063       18,063

Share -based payments            -           -            -      2,747        2,747
Profit for the period            -           -      376,857          -      376,857
                           -------     -------      -------    -------    ---------
Balance at December, 2006    9,817     606,260    1,844,480    (80,915)   2,379,642
                           =======     =======      =======    =======    =========

Ryanair Holdings plc and Subsidiaries
Consolidated Income Statement in accordance with US GAAP (unaudited)


                                             Quarter    Quarter       Period       Period
                                               ended      ended        ended        ended
                                             Dec 31,    Dec 31,      Dec 31,      Dec 31,
                                                2006       2005         2006         2005
Operating revenues                           EUR'000    EUR'000      EUR'000      EUR'000
Scheduled revenues                           397,595    311,728    1,489,697    1,128,508
Ancillary revenues                            95,168     58,972      259,489      188,352
                                            --------   --------      -------      -------

Total operating revenues - continuing
operations                                   492,763    370,700    1,749,186    1,316,860
                                            --------   --------      -------      -------
Operating expenses
Staff costs                                   56,963     40,878      171,022      123,955
Depreciation                                  37,075     31,635      109,495       93,750
Operating expenses
   Fuel & oil                                174,887    114,890      511,929      351,763
   Maintenance, materials & repairs           10,846      7,663       32,159       24,438
   Marketing & distribution costs              4,246      2,405       15,854       11,134
   Aircraft rentals                           15,457     10,279       40,851       31,016
   Route charges                              47,720     40,771      146,104      124,704
   Airport & handling charges                 65,584     54,009      204,682      164,048
   Other                                      23,340     19,114       75,652       61,047
                                            --------   --------      -------      -------

Total operating expenses                     436,118    321,644    1,307,748      985,855
                                            --------   --------      -------      -------

Operating profit before
exceptional items                             56,645     49,056      441,438      331,005

Aircraft insurance claim                           -          -            -        5,939
                                             --------   --------     -------      -------
Operating profit after
exceptional items - continuing
operations                                    56,645     49,056      441,438      336,944
                                            --------   --------      -------      -------
Other (expenses)/income
Foreign exchange (losses)/gain                   (40)      (658)      (1,269)        (195)
Derivative financial instruments             (12,187)         -      (12,187)           -

Gains on disposal of property,
plant & equipment                                  -        911            -          895

Finance income                                14,854      9,456       43,777       27,277
Finance expense                              (17,026)   (16,299)     (53,099)     (49,262)
                                            --------   --------      -------      -------
Total other (expenses)/income                (14,399)    (6,590)     (22,778)     (21,285)
                                            --------   --------      -------      -------

Income before taxation                        42,246     42,466      418,660      315,659
Taxation                                      (3,777)    (3,876)     (47,472)     (31,725)
                                            --------   --------      -------      -------
Net income                                    38,469     38,590      371,188      283,934
                                            ========   ========      =======      =======
Net income per ADS
   -Basic(euro cent)                           24.89      25.12       240.45       185.38
   -Diluted (euro cent)                        24.66      24.95       239.05       184.34

Adjusted net income per ADS *
   -Basic (euro cent)                          24.89      25.12       240.45       181.98
   -Diluted (euro cent)                        24.66      24.95       239.05       180.97

Weighted Average number of shares
   -Basic                                    772,745    768,029      771,859      765,831
   -Diluted                                  779,992    773,326      776,369      770,125

* Calculated on net income before non-recurring items(net of tax).
(5 ordinary shares equal 1 ADS)                                          Page 5


Ryanair Holdings plc and Subsidiaries

Summary of significant differences between IFRS and US generally accepted accounting principles(unaudited)

(A) Net income under US GAAP


                             --Quarter ended--           Nine months ended
                             Dec 31,   Dec 31,          Dec 31,      Dec 31,
                                2006      2005             2006         2005
                             EUR'000   EUR'000          EUR'000      EUR'000

Net income in
accordance with IFRS          47,732    36,818          376,857      278,993

Adjustments
Pensions                        (107)     (100)            (322)        (117)
Share based payments               -       293                -          879

Capitalised interest (net
of amortisation) regarding
aircraft acquisition programme 3,330     1,690            7,771        4,748

Derivative financial
instruments                  (12,187)        -          (12,187)           -

Darley Investments Limited         -        19                -           63

Taxation- effect of
above adjustments               (299)     (130)            (931)        (632)
                             --------  --------         -------      -------

Net income in
accordance with US GAAP       38,469    38,590          371,188      283,934
                              ========  ========        =======      =======



(B) Consolidated cashflow
statement in accordance with US GAAP


                                                    Dec 31,      Dec 31,
                                                       2006         2005
                                                    EUR'000      EUR'000

Cash inflow from
operating activities                                562,656      340,193

Cash (outflow) from investing activities           (743,683)    (205,597)

Cash inflow from financing activities                30,009      149,054
                                                    -------      -------

(Decrease)/increase in cash and cash
equivalents                                        (151,018)     283,650

Cash and cash equivalents at
beginning of period                               1,439,004      872,258
                                                    -------      -------

Cash and cash equivalents at end of
period                                            1,287,986    1,155,908
                                                    =======      =======


Cash and cash equivalents under US GAAP           1,287,986    1,155,908
Restricted cash                                     204,176      204,040
Deposits with a
maturity of greater than three months               527,085      415,251
                                                    -------      -------
Cash and liquid resources in
accordance with IFRS                              2,019,247    1,775,199
                                                    =======      =======

                                                                        Page 6


Ryanair Holdings plc and Subsidiaries



Summary of significant differences between IFRS and US generally accepted accounting principles (unaudited)


(C) Shareholders' funds - equity


                                                 Dec 31,      Dec 31,
                                                    2006         2005
                                                 EUR'000      EUR'000
                                                  -------      -------

Shareholders' equity as reported in the
consolidated balance
sheets in accordance with IFRS                 2,379,642    1,950,538


Adjustments:
Pension                                            8,919       11,620
Capitalised interest( net of amortisation)
regarding aircraft acquisition programme          37,219       27,695
Derivative financial instruments                 (12,187)           -
Minimum pension liability (net of tax)            (4,295)      (6,496)
Tax effect of adjustments( excluding pension
& derivative adjustments)                         (6,862)      (5,628)
                                                  -------     -------
Shareholders' equity as adjusted to accord
with US GAAP                                   2,402,436    1,977,729
                                                 =======      =======

Opening shareholders' equity
under US GAAP                                  2,020,448    1,629,559



Comprehensive income
Unrealised (losses)/gains on derivative
financial instruments(net of tax)                (20,066)      35,315

Net income in accordance with US GAAP            371,188      283,934
                                                 -------      -------
Total comprehensive income                       351,122      319,249

Share based payments                               2,747            -

Available for sale financial asset                18,063            -

Stock issued for cash                             10,056       28,921
                                                 -------      -------

Closing shareholders' equity in accordance
with US GAAP                                   2,402,436    1,977,729
                                                 =======      =======

                                                                         Page 7





                              Ryanair Holdings plc
                 Management Discussion and Analysis of Results

Introduction

For the purposes of the MD&A all figures and comments are by reference to the adjusted income statement excluding exceptional items referred to below.

Exceptional items for the nine months ended December 31, 2005 consist of a receipt of EUR5.2m (net of tax) arising from the settlement of an insurance claim for the scribing of 6 Boeing 737-200 aircraft. There are no Exceptional items in the current year to date.

Profit after tax increased by 35% to EUR376.9m during the nine months ended December 31, 2006 compared to last year. The adjusted profit for the nine months increased by 38% to EUR376.9m.

Summary Quarter Ended December 31, 2006

Profit after tax increased by 30% to EUR47.7m, compared to EUR36.8m in the quarter ended December 31, 2005. These results reflect a 7% increase in average fares (including checked in baggage charges) and strong growth in ancillary revenues, offset higher fuel costs, which increased by 52% to EUR174.9m, and a one off step up in staff costs which rose by 38% to EUR56.9m due to an increase in pilot crewing ratios. Total operating revenues increased by 33% to EUR492.8m, which is greater than the 19% growth in passenger volumes, as average fares rose by 7% and ancillary revenues grew by 61% to EUR95.1m. Total revenue per passenger as a result, increased by 12% whilst passenger load factor, due to the 21% increase in seat capacity, decreased by 2 points to 82% during the quarter.

Total operating expenses increased by 35% to EUR435.6m, due to the increased level of activity, and the increased costs, associated with the growth of the airline. Fuel, which represents 40% of total operating costs compared to 36% last year, increased by 52% to EUR174.9m due to substantial increases in the US dollar cost per gallon, partially offset by a weaker US dollar and a 3% reduction in fuel consumption due to the installation of winglets on the majority of our Boeing 737-800 fleet. The remaining retro-fit winglets will be installed across the fleet by fiscal year end. Unit costs, excluding fuel and staff costs, increased by 4%. Staff costs rose by 38%, reflecting an increase in pilot crewing ratios primarily as a result of increases in sector length. As a result, operating margins decreased by 1 point to 12%, whilst operating profit increased by 16% to EUR57.2m.

Net margins remained flat at 10% for the reasons outlined above.

Adjusted basic earnings per share have risen by 29% to EUR6.18 cent for the period.

Balance Sheet

The strong growth in profitability continues to positively impact the balance sheet with Total cash increasing by EUR47.3m to EUR2,019.2m despite acquiring a 25.2% stake in Aer Lingus for EUR342.2m and funding an additional EUR193.9m in capital expenditure largely from internal resources. The Company debt financed four Boeing 737-800 aircraft and funded additional aircraft deposits during the period. Total debt, net of repayments, increased during the period by EUR10.1m. Shareholders' funds at December 31, 2006 have increased by EUR392.7m to EUR2,384.7m, compared to March 31, 2006 reflecting the EUR376.9m increase in profitability during the period and the exercise of share options which increased shareholder funds by EUR10.1m, offset by a reduction of EUR5.3m resulting from the IFRS accounting treatment for derivative financial instruments, financial assets, pensions and stock options.

Detailed Discussion and Analysis Quarter Ended December 31, 2006

Profit after tax, increased by 30% to EUR47.7m due to a 7% increase in average fares (including checked baggage charges) and strong growth in ancillary revenues, offset by fuel costs increasing by 52% to EUR174.9m primarily reflecting the higher US dollar cost per gallon a 38% increase in staff costs due to higher pilot crewing ratios, to EUR56.9m. Operating margins, as a result decreased by 1 point to 12%, which in turn resulted in operating profit increasing by 16% to EUR57.2m compared to quarter ended December 31, 2005.

Total operating revenues increased by 33% to EUR492.8m due to the combination of a 19% increase in passengers carried, a 7% rise in average fares, and the growth of ancillary revenues.

Scheduled passenger revenues increased by 28% to EUR397.6m due to a 7% increase in average fares (including checked baggage charges) reflecting the benign yield environment supported by competitor fuel surcharges. Passenger volumes increased by 19% to 10.3m reflecting increased passenger numbers on existing routes, the successful launch of our new routes and expansion of our bases. Load factor decreased by 2 points to 82% during the period due to a 21% increase in seat capacity.

Ancillary revenues continue to grow faster than passenger volumes with revenues growing by 61% to EUR95.1m in the period. This performance reflects the strong growth in on board sales, non-flight scheduled revenues, other ancillary products and a one-off receipt of an early termination payment from our hotel provider. Ancillary revenues continue to grow at a faster rate than passenger volumes.

Total operating expenses rose by 35% to EUR435.6m due to the increased level of activity and the increased costs associated with the growth of the airline, particularly higher fuel and staff costs. Total operating costs were also adversely impacted by a 6% increase in the average sector length, whilst higher US dollar fuel prices were partially offset by the strength of the Euro to the US dollar.

Staff costs have increased by 38% to EUR56.9m. This primarily reflects a 34% increase in average employee numbers to 4,209 and the impact of pay increases granted during the period. Employee numbers rose due to an increase in our pilot crewing ratios reflecting increases in sector length. Pilots, who earn higher than the average salary, accounted for 40% of the increase in employees during the period.

Depreciation increased by 17% to EUR36.6m. There are an additional 13 'owned' Boeing 737-800 aircraft in the fleet this year compared to last year. The resultant higher depreciation charge was offset by a combination of lower amortisation due to the retirement of Boeing 737-200 aircraft and the positive impact of a new engine maintenance deal on the cost of amortisation of Boeing 737-800 aircraft. The strengthening of the euro versus the US dollar also had a positive impact on the depreciation and amortisation charge.

Fuel costs rose by 52% to EUR174.9m due to a 25% increase in the number of hours flown and a significant increase in the average US dollar cost per gallon of fuel partially offset by the positive impact of the strengthening of the euro versus the US dollar and a 3% reduction in fuel consumption due to the installation of winglets on the majority of our Boeing 737-800 fleet.

Maintenance costs increased by 42% to EUR10.9m, faster than the increase in the number of hours flown, due to a rise in the number of leased Boeing 737-800 aircraft from 17 to 30, partially offset by the improved reliability of the Boeing 737-800's operated, a lower level of maintenance costs incurred due to the retirement of the Boeing 737-200's and the positive impact of the strengthening of the euro versus the US dollar exchange rate.

Marketing and distribution costs increased by 77% to EUR4.2m due to a higher level of marketing activity and related expenditure compared to the previous year as the number of routes operated rose by 64% to 381 at the period end and the number of bases increased by 2 to 17.

Aircraft rental costs increased by 50% to EUR15.5m reflecting an additional 13 aircraft on operating lease during the period.

Route charges rose by 17% to EUR47.7m due to an increase in the number sectors flown and a longer average sector length, offset by a reduction in enroute charges in certain EU countries.

Airport and handling charges increased by 21% to EUR65.6m. This is higher than the growth in passenger volumes and reflects the impact of increased costs at some of our airports and in particular at our Dublin base, which has a significantly higher cost per passenger, offset by lower costs at new airports and bases.

Other expenses increased by 22% to EUR23.3m, which is lower than the growth in ancillary revenues, due to improved margins on some new and existing products and cost increases on some indirect costs.

Operating margins have decreased by 1 point to 12% for the period due to the reasons outlined above which has resulted in operating profits increasing by 16% to EUR57.2m.

Interest receivable has increased by 57% to EUR14.8m due to a combination of higher levels of cash and cash equivalents and increases in average deposit rates earned in the period.

Interest payable increased by EUR2.5m due to the drawdown of debt to part fund the purchase of new aircraft during the period and higher floating interest rates.

The Company's Balance Sheet continues to strengthen due to the strong growth in profits during the period. The Company generated cash from operating activities of EUR423.4m which part funded the investment in financial assets (Aer Lingus) of EUR342.2m and capital expenditure during the period with the balance reflected in total cash of EUR2,019.2m. Capital expenditure amounted to EUR193.9m which largely consisted of advance payments for future aircraft deliveries and the delivery of four aircraft. Long term debt, net of repayments, increased by EUR10.1m during the period.

Shareholders' equity at December 31, 2006 has increased by EUR392.7m to EUR2,384.7m, compared to March 31, 2006 reflecting the EUR376.9m increase in profitability during the period and the exercise of share options which increased shareholder funds by EUR10.1m, offset by a reduction of EUR5.3m resulting from the IFRS accounting treatment for derivative financial instruments, pensions and stock options.


Detailed Discussion and Analysis Nine Months Ended December 31, 2006

Profit after tax, increased by 38% to EUR376.9m due to average fares (including checked in baggage charges) rising by 9% and strong ancillary revenue growth, which was offset by fuel costs which rose 46% to EUR511.9m reflecting the higher US dollar cost per gallon and the one off step up in pilot crewing ratios which led to staff costs rising by 37% to EUR170.7m. Operating margins remained flat at 25%. Strong cost control on other line items coupled with increases in total operating revenues resulted in operating profit increasing by 34% to EUR443.0m compared to the nine months ended December 31, 2005.

Total operating revenues increased by 33% to EUR1,749.1m whilst passenger volumes increased by 22% to 32.4m. Total revenue per passenger increased by 9% in the period due to a combination of higher average fares (including checked in baggage charges) and strong ancillary revenue growth.

Scheduled passenger revenues increased by 32% to EUR1,489.7m due to a combination of higher passenger numbers on existing routes, the successful launch of new routes and a 9% improvement in average fares (including checked in baggage charges).

Ancillary revenues increased 38% to EUR259.5m, a faster growth rate than passenger volumes, reflecting a strong performance in non-flight scheduled revenues, on-board sales, other ancillary products and a one off receipt of a n early termination payment from our hotel provider.

Total operating expenses increased by 33% to EUR1,306.2m due to the increased level of activity and, in particular, higher fuel and staff costs. Total operating costs were also adversely impacted by an increase in the average sector length, whilst higher US dollar fuel prices were partially offset by the strength of the euro versus the US dollar exchange rate and lower fuel burn resulting from the newly installed winglets.

Staff costs have increased by 37% to EUR170.7m primarily due to a 32% increase in average employee numbers to 3,915 during the period and the impact of pay increases granted. Employee numbers rose due to an increase in pilot crewing ratios as a result of continued increases in average sector length. Pilots, who earn higher than the average salary, accounted for 42% of the increase in employment during the period.

Depreciation increased by 17% to EUR108.2m due to an increase in the size of the 'owned' fleet from 77 to 90, offset by a lower amortisation charge due to the retirement of Boeing 737-200 aircraft and the positive impact of a new engine maintenance deal on the cost of aircraft amortisation. The strengthening of the euro against the US dollar exchange rate also had a positive impact on the depreciation and amortisation charge relating to new aircraft deliveries.

Fuel costs rose by 46% to EUR511.9m due to an increase in the number of sectors flown, a 5% increase in sector length, and a significantly higher average US dollar cost per gallon of fuel. The increased costs were partially offset by the positive impact of the strengthening of the euro versus the US dollar during the year and a 2% reduction in fuel consumption due to the installation of winglets on part the majority of our Boeing 737-800 fleet.

Maintenance costs increased by 32% to EUR32.1m, faster than the increase in the number of hours flown, due to an increase in the number of leased Boeing 737-800 aircraft from 17 to 30, partially offset by the improved reliability of the Boeing 737-800's operated, a lower level of maintenance costs incurred due to the retirement of the Boeing 737-200's and the positive impact of the strengthening of the euro exchange rate against the US dollar.

Marketing and distribution costs increased by 42% to EUR15.9m due to a higher level of marketing activity and related expenditure compared to the previous year as the number of routes operated rose by 64% to 381 at the period end and the number of bases increased by 2 to 17.

Aircraft rental costs increased by 32% to EUR40.9m reflecting an additional 13 aircraft on operating lease during the period.

Route charges rose by 17% to EUR146.1m due to an increase in the number of sectors flown and an increase of 5% in the average sector length, offset by a reduction in enroute charges in certain EU countries.

Airport and handling charges increased by 25% to EUR204.7m, which was higher than the growth in passenger volumes and reflects the impact of increased costs at certain existing airports, particularly at our Dublin base which has a much higher average cost per passenger, offset by lower costs at new airports and bases.

Other expenses increased by 24% to EUR75.6m, which is lower than the growth in ancillary revenues, due to improved margins on some existing products and cost increases on some indirect costs.

Operating margins remain flat at 25% due to the reasons outlined above whilst operating profits have increased by 34% to EUR443.0m during the period.

Interest receivable has increased by 60% to EUR43.8m in the period due to the combined impact of higher levels of cash and cash equivalents and increases in average deposit rates earned compared to the same period last year.

Interest payable increased by 12% to EUR62.1m due to the drawdown of debt to part fund the purchase of new aircraft and higher floating interest rates.



                       Notes to the Financial Statements

 1. Accounting Policies

    This period's financial information has been prepared in accordance with the accounting policies set out in Ryanair's consolidated financial statements for the year ended March 31, 2006, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as endorsed by the EU. The comparative financial information for the nine month period ended December 31, 2005 has been restated on a consistent basis.

 2. Approval of the Preliminary Announcement

    The Audit Committee approved the consolidated financial statements for the half year ended December 31, 2006 on February 2, 2007.

 3. Generally Accepted Accounting Policies

    The Management Discussion and Analysis of Results for the period ended December 31, 2006 and the comparative period are based on the results reported under the Group's IFRS accounting policies, as adjusted for certain exceptional items.

 4. Available for Sale Securities

    During the period the Company acquired a 25.2% stake in Aer Lingus at a cost of EUR342.2m. This is reflected at market value at December 31, 2006 at EUR364.8m.

 5. Accounting for Share-Based Payments

    Under SFAS No. 123R, which was adopted by the Company on April 1, 2006, the Company is required to account for share-based employee compensation using a fair value based method. The Company has elected to use the Binomial Lattice option pricing model to determine the fair-value of share-based awards under SFAS No. 123R, consistent with that previously used for pro forma disclosures under SFAS No. 123 ("Accounting for Stock-Based Compensation").

    The Company has elected to use the modified prospective transition method as permitted by SFAS No. 123R and accordingly prior periods have not been restated to reflect the impact of the revised standard. In this period's financial information, the Company has, as a result of the adoption of SFAS No. 123R, recorded incremental share-based compensation expense of EUR2.7m in its US GAAP income statement.

    Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee share-based compensation plans using the intrinsic method prescribed by APB Opinion No. 25. The Company applied the disclosure provisions of SFAS No. 123, as if the fair value based method has been applied in measuring compensation expense. Under
    APB Opinion No. 25, when the exercise price of the Group's employee share options was equal to the market price of the underlying share on the date of grant, no compensation expense was recognised. If the Company had applied the fair value recognition provisions of SFAS No.
    123 to share-based compensation during the three month period ended December 31, 2005, reported income under US GAAP would have changed from EUR37.6m to EUR37.4m with resulting Net income per ADS, basic and diluted, of 24.52 euro cent and 24.35 euro cent respectively.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  5 February 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director